

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Via E-Mail
David Johansen,
White & Case L.L.P.
1221 Avenue of the Americas
New York, New York 10020

>   **Re: Brookfield Infrastructure Corp. and Brookfield Infrastructure Partners L.P.**
>   **Registration Statement on Form F-4**
>   **Filed February 22, 2021**
>   **File No. 333-253365**

Dear Mr. Johansen:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above for compliance with the tender offer rules. Our comments follow. All defined terms have the same meaning as in the prospectus for this exchange offer.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form F-4 filed February 22, 2021

Cover Page

1. Refer to the following language in the legend on the cover page of the prospectus: "The information contained in this prospectus/offer to exchange is not complete…" This language is inappropriate, since you have chosen to commence this offer upon filing of your registration, as permitted by Rule 162. Please revise. Refer to Section E, Q&A No. 2 in the Third Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (July 2001) available on our website at www.sec.gov for an example of how the "red herring" legend should be modified in an exchange offer that commences early under Rule 162.

General

2. In order to rely on Rule 162 to commence this exchange offer early, you must provide withdrawal rights to the same extent as would be required if this Offer were subject to the requirements of Regulation 14D. See Rule 162(a)(2). This includes the requirement to provide "back-end" withdrawal rights 60 days after commencement of the offer, pursuant to Section 14(d)(5) of the Exchange Act. See footnote 281 on page 88 of Exchange Act Release 58597 (2008) (expanding the availability of "early commencement" for exchange offers not subject to Regulation 14D with certain conditions). Rule 162(a)(2) also requires you to disseminate notice of material changes and keep the offer open for certain minimum periods after such notice (with withdrawal rights). Given these requirements for an early commencement offer, we are unclear how you can include multiple "take-up dates" on which you would purchase tendered Common Shares while the Offer remains open. Please revise or advise.

3. See our last comment above. Your revised prospectus disclosure should clarify the withdrawal rights in this Offer, including those provided pursuant to Exchange Act Section 14(d)(5).

4. To the extent that you intend an Offer extension to function as a subsequent offering period after a "take up" of tendered Common Shares, please confirm that it will comply with all of the provisions of Rule 14d-11(a) – (f) and revise the disclosure to clarify this.

5. This Offer includes a cash/stock election feature with a cap on both forms of consideration, and proration to the extent shareholder elections cannot be satisfied. Tendering shareholders' elections will be offset against one another, so that they may be satisfied, to the greatest extent possible. However, the Offer materials are unclear as to how offsets of cash or stock elections will work with multiple "take-ups" of tendered Common Shares. For example, if Common Shares are tendered during the "initial deposit period" versus during an extension period, it is unclear what the offset pools would be in order to satisfy the elections of tendering holders. Please revise or advise.

6. Throughout the prospectus, you refer to the June 7, 2021 expiration date, but note that the Offer period could be shortened. See for example, the disclosure in the first full paragraph on page 4. Changing the expiration date of a tender offer is itself a material change that would require prior notice to subject security holders (including withdrawal rights); an offer period cannot be terminated immediately simply because all offer conditions have been satisfied. See however, the guidance in Section II.C.6 of Exchange Act Release 58597 (2008) permitting early termination subject to certain conditions. Please revise or advise.

7. Your disclosure states that even with a minimum tender condition above 50%, bidders' ability to eliminate remaining target security holders remains uncertain below 90%. Given this reality, which is considerably different than normal for a U.S. target, revise the prospectus generally to describe your plans for the combined entity at levels below 90% ownership, including where you are unable to "squeeze out" remaining target security holders in a second-step acquisition.

Acceptance of the Offer, page iii

8. We note the language here that the Offeror and its affiliates may make purchases of Common Shares outside the Offer during the Offer period. Please advise how they may do so, consistent with Rule 14e-5. We note that you have not checked the box on the facing page of the registration statement to indicate you are relying on the cross-border exemptions in connection with this Offer. If you believe you qualify for an exemption from Rule 14e-5's prohibition on purchases outside of a tender offer, please identify the exemption claimed and describe the facts supporting your reliance on it. In addition, indicate in your response letter whether any such outside purchases have occurred to date.

Glossary, page 10

9. Revise the definition of "initial deposit period," which is very unclear as worded. In addition to revising for clarity, your amended definition should confirm that this period will extend for at least 20 U.S. business days, as defined in Rule 14d-1(g)(3).

Conditions of the Offer, page 28

10. When an offer condition is judged in the "sole discretion" or "sole judgment" of the bidders, the offer may be illusory and therefore in violation of Regulation 14E. We do not believe the language in the second to last paragraph of this section on page 32 ameliorates these concerns. Revise each Offer condition that includes such a standard.

11. Clarify what percentage of Common Shares must be tendered for the Minimum Tender Condition to be satisfied (due to the percentage held by Offeror Group that you include in the percentage that will make up the required 66 and 2/3%).

12. On page 31, clarify what you mean by a "limitation on prices for" securities on the TSX.

13. On page 31, clarify what would constitute an "extraordinary" change in the "financial, banking or capital markets" for purposes of this condition. Quantify what would constitute such a change in the "major stock exchange indices" and specify the reference dates for measuring such a change.

14. Condition (i)(v) refers to any material change in "currency exchange rates or a

suspension or limitation on the markets therefor." As worded, the condition appears to be "triggered" by fluctuations in ANY world currency and the change is not quantified by percentage or otherwise tied to the target's or Offeror's operations. Please revise to avoid raising illusory offer concerns under Regulation 14E.

15. Refer to the second sentence in the second to last paragraph in this section on page 32. Revise the language in the parenthetical which refers to action or inaction by the Offeror. All Offer conditions must be outside the control of bidders.

16. Condition (i)(vi) refers to any international calamity involving the United States or Canada, and condition (i)(vii) refers to any material worsening of a pre-existing calamity. Revise to clarify how the COVID pandemic would be treated under these Offer conditions.

17. Clarify what is meant by the following sentence on page 32: "Each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise."

18. The language in the second to last paragraph in this section regarding the Offeror's ability to assert any of the Offer conditions "at any time" and "from time to time" should be revised to clarify that if an event "triggers" a listed Offer condition, the Offeror must promptly waive the condition and proceed with the Offer, or assert it to terminate. It may not wait until the end of the Offer period to do so, unless permitted by the specific language of the Offer condition itself.

Extension, Variation or Change in the Offer, page 32

19. See our comment above regarding your ability to "abridge" the length of the Offer. Please clarify what you mean, and how you would do so. We are aware that in some jurisdictions, a bidder may terminate withdrawal rights and begin purchasing tendered shares immediately upon satisfaction or waiver of all offer conditions. We believe that may be inconsistent with your obligations under U.S. law for an early commencement offer such as this one, where you are not relying on cross-border exemptions. Please revise or advise.

Take-Up and Payment for Deposited Common Shares, page 34

20. See our comments above. Clarify how tendered Shares would be paid for during the mandatory extension period (and the Optional Extension Period if there is one), and whether this period would function as a subsequent offering period.

Withdrawal of Deposited Common Shares, page 35

21. See our comment above. Revise to note that you will additionally provide the withdrawal rights required by Section 14(d)(5) of the Exchange Act.

22. See our last comment above. Discuss whether tendering holders will have withdrawal rights pending receipt of any required regulatory approvals needed to complete this Offer.

      We remind you that the issuer is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551-3263 with any questions about these comments.

           Sincerely,

           /s/ Christina Chalk

           Christina Chalk
           Senior Special Counsel
           Office of Mergers and Acquisitions